Mail Stop 3561

July 24, 2006

Via Fax & U.S. Mail

Mr. Stephen D. Young
Chief Financial Officer
2200 West Parkway Boulevard
Salt Lake City, Utah 84119-2331

> **Re:** **Franklin Covey Co.**
> **Form 10-K for the year ended August 31, 2005**
> **Filed November 29, 2005**
> **File No. 001-11107**

Dear Mr. Young:

We have reviewed your response letter dated July 7, 2006 and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended August 31, 2005

Notes to the Financial Statements
Note 11. Management Common Stock Loan Program

1. We note from your response to our prior comment 6 that you have included the outstanding shares held by management common stock loan participants in the denominator for purposes of calculating basic EPS because you believe that the modification from a full recourse to non-recourse stock option arrangement did not represent a change in the nature of the outstanding shares associated with the management common stock loans. However, paragraph 7 of SFAS No. 123 states that "…the rights and obligations embodied in a transfer of stock to an employee for consideration of a non-recourse note are substantially the same as the grant of a stock option and the transaction shall be accounted for as such." Furthermore, footnote 4 of SFAS No. 123 goes on to further clarify that an entity that conditionally transfers an equity instrument to another party under an arrangement that permits that party to choose at a later date whether to deliver the consideration for it with no further obligation, the equity instrument is not issued until the issuing entity has received the consideration (e.g., cash). In this regard, it appears that your treatment does not comply with the guidance set forth in SFAS No. 123. Please advise, or alternatively, you may revise your presentation of EPS to exclude the shares subject to the loan, given the shares should not be considered outstanding for presentation purposes or for the pupose of calculating basic EPS. To the extent that the revised earnings per share amounts are materially different from those reported in your Form 10-K for the year ended August 31, 2005, we believe you should amend your financial statements to include the revised earnings per share amounts. If you do not believe the change to EPS is material, please provide us with your computations which support the basis for your conclusion.

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You may contact Claire Erlanger at (202) 551-3301 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief